Exhibit 12.1
AIRCASTLE LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2017		2016		2015
Fixed Charges:
Interest expense	$241,231		$255,660		$243,577
Capitalized interest	255		144		—
Portion of rent expense representative of interest	701		638		376
Total fixed charges	$242,187		$256,442		$243,953

Earnings:
Income from continuing operations before income taxes	$146,305		$156,505		$128,243
Fixed charges from above	242,187		256,442		243,952
Less capitalized interest from above	(255)		(144)		—
Amortization of capitalized interest	381		532		800
Earnings (as defined)	$388,618		$413,335		$372,995

Ratio of earnings to fixed charges	1.60	x	1.61	x	1.53	x